Exhibit 11
EMPLOYMENT AGREEMENT
     This Employment Agreement (this “Agreement”) is entered into as of this 9th day of November, 2004, between OneSource Technologies, Inc., a Delaware corporation (the “Company”) and Jon M. Thomason (the “Employee”). The term “Parties” shall refer collectively to both of these entities.
Recitals.
     Although designated Recitals, the following constitute covenants and warranties and are a part of this Agreement.
     A. Company is currently engaged in two closely related and complimentary lines of technology industry services and products: (1) equipment sales integration and maintenance support services; and (2) providing high quality compatible imaging supply products. As used herein, however, the term “Line of Business” shall mean the business described in this Paragraph and shall also mean any other activity or business enterprise in which the Company or any subsidiary engages, whether or not related to the foregoing, at any time during the Term hereof.
     B. Employee is employee of the Company on the terms and conditions stated herein.
     C. The Company and Employee desire to and hereby do terminate any previous employment agreement and understandings between them and/or the Employee and First Financial Computer Services, Inc., whether formal or informal, written or oral, and desire and hereby agree instead to be governed by the terms and conditions of this Agreement.
Agreement.
     NOW, THEREFORE, in consideration of the mutual promises and covenants herein contained, and in reliance upon the representations, warranties, and recitals set forth in this Agreement, and in consideration for and pursuant to Section 5.4 of the Revised Merger Agreement dated November 9, 2004 by and among the Company, First Financial Computer Services, Inc., the Employee, Mary H. Thomason, Jon M. Thomason and Randy H. Thomason (the “Merger Agreement”), the Parties agree as follows:
1. Employment. Employee was previously employed by First Financial Computer Services, Inc., which has recently been merged into the Company. Pursuant to the terms of the Merger Agreement, the Company hereby continues to employ Employee and Employee accepts such continued employment from the Company upon the terms and conditions set forth below.
2. Services and Duties. Subject to the remaining provisions of this Paragraph 2, Employee’s initial position with Company shall be that of Executive Vice President of Field Services and his duties shall be commensurate with such title, including oversight of maintenance operations.

     2.1. During the Term of this Agreement, Employee shall devote his full time and efforts to the promotion and development of the Line of Business and to the fulfillment of his duties as an employee of the Company; and shall faithfully, completely and accurately carry out and perform such policies and instructions as may be established by the Company, its Board of Directors, or any person to whom the Board of Directors has delegated the responsibility for overseeing and supervising the activities of Employee.
     2.2. The place of Employee’s performance shall be Little Rock, Arkansas.
     2.3. During his employment by Company, Employee shall not engage in any other business activity, whether or not such business activity is engaged in for gain, profit or other pecuniary advantage (except that Employee may invest his own assets in a manner that will not interfere with his/her duties and responsibilities hereunder); and Employee shall not engage in activities conflicting with, in competition with, or detrimental to, the interests of Company. Before working on, planning, organizing, or engaging in any consulting, employment or other business activity outside Employee’s ongoing employment by the Company, Employee shall consult with the Company to ensure that no conflict, competition or detriment will result.
3. Compensation. For all services to be rendered by Employee under this Agreement, the Company shall pay or cause to be paid or delivered to Employee the following compensation (and no other compensation, benefits or remuneration of any kind, except as required by law or agreed to by the parties in other agreements) during the Term of this Agreement:
     3.1. Salary. Employee shall be salaried at the base rate of $157,000 per year (the “Base Salary”), payable bi-weekly. Employee recognizes that he is exempt from the payment of overtime under the federal Fair Labor Standards Act, and is therefore not entitled to any payments for overtime pay. Employee’s base salary may be increased by merit raises or cost of living increases as determined by the Company in its sole discretion.
     3.2. Bonus. Employee shall be evaluated after closing of the Merger Agreement in conjunction with all employees of the Company and any bonus or other incentives to be paid to Employee shall be determined at that time in the Company’s sole discretion and in the same manner and on the same terms and conditions as any other employee of the Company from time to time in a similar position.
     3.3. Tax Withholding. All amounts of salary, bonuses, commissions, and other compensation payable to Employee hereunder shall be reduced by any amounts that the Company is required to withhold with respect to such payments under the then applicable provision of any state, federal or local income or other tax laws, the so-called “FICA” laws, regulations or statutes of a like nature or any and all other state, federal or local laws of any kind or nature.
4. Benefits. The Company will provide Employee with the opportunity to participate, on the same teens and conditions available to other employees of the Company, in any life, health, dental, and disability insurance plans and any retirement plans established for the benefit of employees or otherwise made available to other employees of the Company, which plans may, in the sole discretion of the Company, be changed at any time. Employee shall be entitled to vacation and sick pay consistent with Company policy applicable to other employees of Company. The life, health, dental, and disability insurance and retirement plans and the vacation and sick pay policy referenced in this Section 4 may be changed at any time in the sole discretion of the Company. Notwithstanding, and in addition to the foregoing, the Company shall at a minimum provide: (1) So long as the current policy held by First Financial Computer Services, Inc. (“FFCS”) is assignable to the Company, the Company will continue to provide employee with the $1,000,000 life insurance policy currently held by FFCS and payable to the Employee’s beneficiaries; (2) car at $1 buyout; (3) Service credit since 1986; (4) four weeks paid vacation per year.
5. Term of Agreement and Expiration.
     5.1. Initial Term. This Agreement shall be effective for a period of three years, beginning on November 9, 2004 and continuing to the close of business on November 9, 2007 (the “Initial Term”), unless otherwise terminated as provided herein.
     5.2. Renewal Term. This Agreement shall thereafter be automatically renewed for successive one (1) year periods (each called a “Renewal Term”).
     5.3. Definition of “Term.” For purposes of this Agreement, the word “Term” shall mean the actual time during which this Agreement is effective until it is terminated, including (unless earlier terminated) the Initial Term plus any Renewal Term(s).
     5.4. Expiration at End of Initial or Renewal Term. Either party may cause the expiration of the Agreement at the end of the Initial Term or any Renewal Term by giving notice of expiration in writing, at least 30 days prior to expiration of the Initial Term or any Renewal Term.
     5.5. Obligations Upon Expiration. If either Party causes the expiration of this Agreement at the scheduled end of the Initial or any Renewal Term as provided in this Paragraph, the Company shall have no further obligation to pay any compensation of any nature whatsoever to the Employee.
6. Termination.
     6.1. This Agreement (except those provisions that survive the termination hereof) shall terminate upon the first to occur of the following, regardless when it occurs, provided, however, in no event will this Agreement be terminated by the Company before the OneSource Promissory Note is paid in full:
          6.1.1. Death or Disability of Employee. Upon either the death or disability of Employee, this Agreement shall terminate immediately without notice, effective as of the date of such death or disability, and the Company shall have no liability for any amounts other than any

Base Salary through the end of the Initial Term or any additional amounts already earned by and not yet paid to Employee on the date of death or disability. In the event of the disability of Employee, the Company shall continue to maintain any insurance described in Section 4 during the remainder of the Initial Term. For the purposes of this Paragraph 6.1.1, “date of disability” shall mean the date upon which the Employee begins to receive disability payment under the disability insurance described in Section 4.
          6.1.2. Termination Without Cause. Either party may terminate this Agreement at will, without cause, by giving at least 30 days’ written notice of such termination.
          6.1.3. Termination By Employee for Cause. Employee may terminate this Agreement for “Employee Cause,” by giving at least 10 days’ written notice of such termination. When used herein, the term “Employee Cause” shall mean that the Company has (a) materially breached its obligations hereunder, under the Merger Agreement or the OneSource Promissory Note, (b) assigned the Employee without his consent to a position, responsibilities, or duties of a materially lesser status or degree of responsibility than his position, responsibilities, or duties as of the date of this Agreement; or (c) required that the Employee be based anywhere other than the area. set forth in Section 2.3, without the Employee’s consent; and Employee has given the Company written notice of the particulars in which the Company is claimed to have materially breached its obligations, and the Company has failed within thirty days after receipt of such notice to cure such breach.
          6.1.4. Termination By Company for Cause. The Company may terminate this Agreement for Cause by giving at least 10 days’ written notice of such termination. For the purposes of this Agreement, Cause means (i) the Employee’s material breach of this Agreement or the Merger Agreement; (ii) the conviction of or the entering of a guilty plea or plea of no contest with respect to, a felony, the equivalent thereof, or any other crime with respect to which imprisonment is a possible punishment and Company has given the Employee written notice of the particulars in which the Employee is claimed to have materially breached its obligations, and the Employee has failed within thirty days after receipt of such notice to cure such breach.
     6.2. Compensation Upon Termination.
          6.2.1. If the Employee terminates the Agreement for Employee Cause, or if the Company terminates the Agreement without Cause, and provided that Employee has been and continues to be in compliance with the provisions of Paragraph 9 hereof and all provisions of the Merger Agreement, Company shall continue to pay the Employee’s Base Salary for a period of the remainder of the Initial Term, plus any notice period specified above, as applicable (subject to withholding as provided in Paragraph 3.3 above).
          6.2.2. If the Employee terminates this Agreement without Employee Cause, or if the Company terminates this Agreement for Cause, the Company shall have no further obligation to pay any compensation under this Agreement.

7. Expense Reimbursement. The Company shall pay (through Employee’s authorized use of a credit card provided by Company), for all ordinary, necessary, and reasonable expenses incurred by Employee in discharging his duties hereunder, including without limitation all costs of a cell phone and gas for his automobile. Company’s reimbursement of expenses shall be made in accordance with the Company’s policies applicable to all other employees of the Company in a similar position as the Employee.
8. Return of Records and Property. On the termination or expiration of Employee’s Employment and/or this Agreement, regardless of the manner in which or the reason for which it expires or is terminated, or at any other time upon the request of the Company or its successors or assigns, Employee shall immediately return to Company all of the following:
     8.1. All of Company’s property, tangible or intangible, real, personal or mixed, used by Employee in rendering services hereunder or otherwise that is in Employee’s possession or under his control.
     8.2. All lists, files, books, accounts, drawings, memoranda, correspondence, documents, data, notes, reports, proposals, materials, and all other records of any description whatsoever, including any copies thereof, and including any software disks on which such records are contained, pertaining to the Company’s business, current or prospective clients or customers, suppliers, manufacturing or production process, and/or Confidential Information. Employee shall have no right to copy or otherwise reproduce such records.
9. Restrictive Covenants. The parties recognize that the Services to be rendered under this Agreement by Employee are special, unique and of an extraordinary character. The parties further acknowledge that in the course of Employee’s performance of his duties hereunder, Employee will have access to certain confidential information which is valuable and necessary to Company in the conduct of its business and its goodwill. Employee, in consideration of the compensation to be paid to him pursuant to this Agreement and the other promises of Company made herein, expressly promises as follows, which promises shall survive and continue after termination or expiration of this Agreement except as set forth herein. Moreover, the terms of this Section 9 are a material inducement to Company entering into the Merger Agreement and this Employment Agreement.
     9.1. Covenant Not to Compete. Employee will not, directly or indirectly, for the duration of the Time Limit and within the Geographical Limit, either as principal, agent, employee, employer, stockholder, co-partner, or in any other individual or representative capacity whatsoever, directly or indirectly own, manage, operate, control, aid, or assist another in the operation, organization or promotion of, be employed by, participate in, advise, or engage in any manner with the ownership, management, operation, or control of any business competitive with the Line of Business. In the event of a violation of the covenants contained in this Paragraph 9.1, the Time Limit shall be extended by a period of time equal to that period beginning when the activities constituting such violation commenced and ending when the activities constituting such violation shall have been finally terminated in good faith.

     9.2. Anti-Piracy Covenants. Employee will not, directly or indirectly, for the duration of the Time Limit, do any of the following for the purpose of competing against the Company or other than in the ordinary course of fulfilling his duties to the Company:
          9.2.1. Request or advise any present or future actual or prospective merchandise resource, supply resource or service resource of Company to refrain from, withdraw, curtail or cancel the furnishing or sales of merchandise, supplies, or services to the Company.
          9.2.2. Induce or attempt to influence any employee of the Company to terminate his employment or induce or attempt to influence any prospective employee to decline employment.
          9.2.3. Request any entities to withdraw, curtail, or cancel any business with Company.
          9.2.4. Disclose the identity of any entity who was a customer of the Company during Employee’s employment by Company to any other person, firm or corporation, to the extent such information is not already public information.
          9.2.5. Solicit or canvas business in the Line of Business from any entity who was a customer of the Company (or any of its subsidiaries) during Employee’s employment by Company.
          9.2.6. Solicit or canvas business in the Line of Business from any entity who was a customer of the Company (or any of its subsidiaries), and with whom Employee had contact, during Employee’s employment by Company.
     9.3. Trade Names. Employee will not use any corporate, fictitious or trade name used by Company or Company’s subsidiaries or related companies or use any confusingly similar name.
     9.4. Confidential Information.
          9.4.1. Definition of Confidential Information. Confidential information shall mean any confidential or non-public information of any kind, nature, or description, concerning or arising from any matters affecting or relating to the business of Company, including, without limiting the generality of the foregoing, the following:
               9.4.1.1. all intellectual property including, without limitation, all trademarks, trademark registrations and applications, service marks, copyrights, patents, trade secrets, proprietary marketing information and know-how, product designs, formulae, processes, and techniques, and confidential development or research work of Company;
               9.4.1.2. information concerning the manner and details of Company’s operation, organization and management, including without limitation the names of its personnel,

the details of its financial affairs, credit reports, sales records, and the prices the Company obtains or has obtained or at which it sells or has sold its services or products;
               9.4.1.3. names of, or any other information pertaining to, any of Company’s customers or persons or concerns likely to become customers of Company, or of any past, present or future supply resources, distributors, contractors, and vendors of Company, and the terms on which Company deals with such entities;
               9.4.1.4. marketing, sales, product development, financing, engineering, or other business plans or strategies;
               9.4.1.5. nonpublic forms, contracts and other documents used in Company’s business;
               9.4.1.6. computer software developed or used by the Company, including all rights under licenses and other contracts relating thereto, and all source code and all documents related thereto;
               9.4.1.7. any other information of, about or concerning the business of the Company, its manner of operation, plans, or other data of any kind, nature or description, if such other information is considered and treated as confidential information and/or if such information gives to the Company an opportunity to obtain an advantage over its competitors who do not know or use it.
          9.4.2. Acknowledgment. Employee acknowledges that during his employment by Company, he will have access to Confidential Information (as defined above), all of which shall be made accessible to Employee only in strict confidence; that unauthorized disclosure of Confidential Information will damage Company’s business; that Confidential Information would be susceptible to immediate competitive application by a competitor of Company’s; that Company’s business is substantially dependent on access to and the continuing secrecy of Confidential Information; that Confidential Information is unique to Company and known only to Employee, Company, and certain key employees and contractors of Company; and that title, ownership, possession and control of Confidential Information shall a all times remain vested in Company. Consequently, Employee acknowledges that the restrictions contained in this paragraph are reasonable and necessary for the protection of Company’s business.
          9.4.3. Obligation to Protect Confidential Information. Employee shall use his best efforts and the utmost diligence to guard and protect Confidential Information and to treat such information as confidential and prevent its improper disclosure or use. Employee further agrees to observe and obey any instructions and directions of Company in respect to Confidential Information, including without limitation any stated restrictions on removing Confidential Information from Company premises, any established sign-in and -out procedures for Confidential Information, any directions for secure destruction of Confidential Information, and any other instructions or directions that Company, in its sole discretion, may issue for the protection of Confidential Information.

          9.4.4. Restriction Against Disclosure of Confidential Information. Except in connection with and in furtherance of Employee’s official duties with and on behalf of Company, Employee shall not during the time of his employment or at anytime thereafter use, copy, divulge, transmit, convey, furnish, disclose or otherwise communicate the “Confidential Information” (as defined below) to any person or entity, directly or indirectly, without Company’s prior written consent.
          9.4.5. Non-Use of Confidential Information of Others. Employee shall not, during his employment by Company, improperly use or disclose any proprietary or confidential information or trade secrets belonging to any former employer or any third party as to whom Employee owes a duty of nondisclosure.
     9.5. Non-Use of Confidential Information of Others. Employee shall not, during her employment by Company, improperly use or disclose any proprietary or confidential information or trade secrets belonging to any former employer or any third party as to whom Employee owes a duty of nondisclosure.
     9.6. Enforcement of Restrictive Covenants.
          9.6.1. Injunctive Relief. Employee agrees that a violation on his part of any covenant in this Section 9 will cause such damage to Company as will be irreparable, and for that reason Employee further agrees that Company shall be entitled, as a matter of right, and upon notice as provided in Section 13 hereof, to an injunction from any court of competent jurisdiction restraining any further violation of said covenants by Employee, his employer, employees, partners or agents. Such right to injunctive remedies shall be in addition to and cumulative with any other rights and remedies Company may have pursuant to this Agreement, including, specifically, the recovery of lost profits and other monetary damages, whether compensatory or punitive.
          9.6.2. Reformation or Deletion of Invalid Provision. The following provisions are intended to give effect to the agreement and desire of the parties hereto that the provisions of this Section 9 be enforced to the fullest extent possible under the laws and public policies applied in each jurisdiction in which enforcement is sought.
               9.6.2.1. Reformation By Company. The parties agree that the Company may in its discretion at any time (whether before or during any formal proceeding to enforce this Agreement) unilaterally reduce any restriction hereunder to make this Section 9 enforceable to the maximum extent permissible under law.
               9.6.2.2. Automatic Reformation. If any provision of this Section 9 is determined by any court of competent jurisdiction (or any arbitrator(s) mutually agreed upon by the parties) to be invalid, illegal or unenforceable, in whole or in part, whether before or after reformation by the Company as set forth in the preceding paragraph, then such provision is automatically deemed reformed and amended so that the same shall be enforceable to the fullest extent permissible under the laws and public policies applied in the jurisdiction in which enforcement is sought. For example, if a court deems the Time Limit unenforceable, the Time Limit shall be reduced in one-month increments to the minimum extent necessary to make such restrictions enforceable. If a court would deem the Geographical Limit overbroad, the, same shall be reduced in appropriate increments to the minimum extent necessary to make such restrictions enforceable.
               9.6.2.3. Reformation by Court. If any provision of this Section 9 is determined by any court of competent jurisdiction (or any arbitrator(s) mutually agreed upon by the parties) to be invalid, illegal or unenforceable, in whole or in part, whether before or after reformation by the Company as set forth in Paragraph 9.5.2.1, and if the automatic reformation set forth in Paragraph 9.5.2.2 does not take effect for any reason, then the court or arbitrator(s) is/are hereby empowered to reform and amend such invalid, illegal or unenforceable provision to make it valid, legal and enforceable.
               9.6.2.4. Deletion of Provision. If any provision of this Section 9 is determined by any court of competent jurisdiction (or any arbitrator(s) mutually agreed upon by the parties) to be invalid, illegal or unenforceable, in whole or in part, and reformation by the Company, automatic reformation, or reformation by the Court, as described in Paragraphs 9.5.2.2 and 9.5.2.3 does not take effect for any reason, then the invalid, illegal or unenforceable provision shall be deemed deleted from the Agreement, and the remainder of the Agreement shall remain in force.
     9.7. Alternative of Royalty if Restriction Unenforceable. In the event that any applicable restrictive covenant(s) set forth in this Section 9 above is/are deemed unenforceable for any reason, and cannot be or is/are not reformed or amended as provided herein, then Employee shall pay to the Company a royalty equal to five percent (5%) of the gross dollars generated from business conducted by Employee that is described by such restrictive covenant(s). Such royalty shall be paid to the Company by Employee monthly for a period of three (3) years from and after the date of termination of this Agreement.
     9.8. Time Limit; Geographical Limit.
          9.8.1. The “Time Limit” shall mean six months after the end of the Term of this Agreement. However, the provisions of Sections 9.1 and 9.2 shall terminate if (1) this Agreement is terminated by the Company without Cause or terminated for Employee, Cause during the Initial Term or (2) the OneSource Promissory Notes due, under the terms of the Merger Agreement are not paid in full when due.
          9.8.2. The “Geographical Limit” shall mean the United ‘States. The Geographical Limit shall not be construed as a limitation on any provision in this Section 9 except as expressly stated in such provision.
     9.9. Survival of this Paragraph. The Parties hereto expressly agree and understand that the provisions of this Section 9 shall survive the termination of this Agreement for any reason.

10. Ownership of Intellectual Property.
     10.1. Disclosure of Inventions. Employee shall promptly disclose in writing to Company complete and accurate information concerning each and every invention, discovery, idea, I improvement, device, concept, design, apparatus, practice, process, trademark or service mark, marketing or business idea, software or computer program or code, method or product, whether or not patentable or copyrightable, made, developed, perfected, devised, conceived or first reduced to practice by Employee, either solely or in collaboration with others, during Employee’s employment, whether or not during regular working hours, and which: (i) relates to the actual or contemplated business., technologies or products of Company; (ii) results from any work performed by Employee for Company; (iii) involves the use of, or is created with, Company’s equipment, supplies, facilities, or Confidential Information; (iv) results from or is suggested by any work done at Company’s request or by any Company employee other than Employee, or relates to any work assigned to Employee by Company; or (v) results from Employee’s access to any of Company’s Confidential Information or other Company-related information (hereafter referred to as the “Inventions”).
     10.2. Ownership of Inventions. Employee hereby acknowledges that all right, title, and interest in and to the Inventions shall become and remain the sole and exclusive property of the Company. Employee hereby assigns to Company any and all of Employee’s right, title and interest in and to any and all of the Inventions, without further payment or other form of consideration. Employee agrees to take all actions reasonably necessary, including execution and delivery of such applications, assignments, and other instruments and documents as Company shall reasonably request, to establish, perfect, exercise, confirm or protect rights assigned or deemed assigned to Company pursuant to this paragraph.
     10.3. Works for Hire. Employee acknowledges that all original works of authorship which are made by Employee (solely or jointly with others) within the scope of his employment by ` Company, and which are protectable by copyright, are “works made for hire,” as that term is defined in the United States Copyright Act (17 U.S.C. § 101). To the extent that any such works, by operation of law, cannot be “works made for hire,” Employee hereby assigns to Company all right, title, and interest in and to such works and to any related copyrights.
     10.4. Assistance of Employee. Upon the request of Company and without further compensation therefor, whether during the term of Employee’s employment or thereafter, Employee shall perform all lawful acts, including, but not limited to, the execution of papers and lawful oaths and the giving testimony, that in the opinion of Company, its successors and assigns, may be necessary or desirable in obtaining, sustaining, reissuing, extending and enforcing United States and foreign Letters Patents, including, but not limited to, design patents, on any and all of the Inventions, and for perfecting, affirming and recording Company’s complete ownership and title thereto.
     10.5. Records. Employee shall keep complete, accurate and authentic accounts, notes, data and records of all of the Inventions in the manner and form requested by Company. Such accounts, notes, data and records relating to the Inventions shall be the exclusive property of

Company, and, upon its request, Employee shall promptly surrender the same to it or, if not previously surrendered upon Company’s request or otherwise, Employee shall surrender the same, and all copies thereof, to Company upon the conclusion of his or her employment.
     10.6. Obligations, Restrictions and Limitations. Employee understands that Company may enter into agreements or arrangements with agencies of the United States Government, and that Company may be subject to laws and regulations which impose obligations, restrictions and limitations on it with respect to inventions and patients which may be acquired by it or which may be conceived or developed by employees, consultants or other agents rendering services to it. If the Employee receives reasonable prior written notice of such, Employee agrees that he shall be bound by all such obligations, restrictions and limitations applicable to any said invention conceived or developed by him during the terns of his employment and shall take any and all further action which may be required or discharge such obligations and to comply with such restrictions and limitations, of which he had reasonable prior written notice.
11. Ventures. If, during the term of his employment, Employee is engaged in or associated with the researching, investigating, planning or implementing of any project, program or venture on behalf of or involving Company, all rights in the project, program or venture shall belong exclusively to Company and shall constitute a corporate opportunity belonging exclusively to Company. Except as approved in writing by the Company, Employee shall not be entitled to any interest in such project, program or venture or to any commission, finder’s fee or other compensation in connection herewith.
12. Employee Representations, Warranties, and Covenants.
     12.1. No Other Contractual Obligation. Employee represents and warrants to the Company that the Employee’s execution and performance of this Agreement does not conflict with or cause a breach of any contractual obligation, agreement, or understanding between Employee and any other party, including Employee’s past employers.
     12.2. Disclosure of Confidential Information. Employee represents and warrants to the Company that Employee will not use or disclose any confidential information obtained in any previous employment in a manner or take any action that results in an action or claim being instigated or made against the Company for tortious interference with a business relationship or contract or other similar claims.
13. Notices.
     13.1. Method and Time of Delivery. All notices, requests, demands, payments and other communications required under this Agreement shall be in writing and shall be transmitted by one of the following methods:
               13.1.1. Hand delivery in which case the notice shall be deemed to have been given on the date of delivery;

               13.1.2. United States mail, return receipt requested, postage prepaid, in which case the notice shall be deemed to have been given three business days after the date of mailing; or
               13.1.3. Reputable overnight courier, in which case the notice shall be deemed to have been given on the business day following deposit of the notice with the reputable overnight courier for delivery.
     13.2. The foregoing to the contrary notwithstanding, if any notice is given by facsimile as well as one of the above three methods, the notice shall be deemed to have been given on the date of actual receipt by facsimile if earlier than the time periods set forth for each method above.
     13.3. Notice Address. Notices shall be directed to the Parties at the following addresses.
If to the Company:
15730 North 83rd Way
Suite 104
Scottsdale, AZ 85260
If to Employee:
Jon M. Thomason
52 Chatel Drive
Little Rock, Arkansas 72223
     13.4. Any party may alter the address or addresses to which communications or copies are to be sent to such party by giving notice of such change of address in conformity with the provisions of this Paragraph for the giving of notice.
     13.5. Formal Notice of Certain Matters Not Required. The foregoing to the contrary notwithstanding, however, nothing in this Section 13 shall be construed to require the Company to give the Employee written notice, or notice in any particular form, of day-to-day business matters, routine communications, communications relating to the operational aspects of the Company’s business, supervisory directions or instructions, changes in or additions to duties, or any matter addressed in Section 2 of this Agreement.
14. General Provisions.
     14.1. Binding Nature of Agreement; Assignment and Nominee. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, personal representatives, successors, and assigns. Employee acknowledges that the services to be rendered by him pursuant to this Agreement are unique and personal. Accordingly, Employee may not assign, transfer, or encumber (whether voluntary or by operation of law) any of his/her rights or obligations under this Agreement without the prior written consent of Company. Any attempted transfer, assignment, or encumbrance in violation of this provision shall be null and void and shall convey no rights or claims against the Company to any third party. Nothing in this Agreement, whether express or implied, is intended to confer any rights or remedies under or by reason of this Agreement on any persons other than the parties to it and their successors and permitted assigns, nor is anything in this Agreement intended to relieve or discharge the obligation or liability of any third person or party to this Agreement except as previously provided herein, nor shall any provision give any third persons any right of subrogation or action over or against any party to this Agreement except as may be expressly provided herein.
     14.2. Company Policies. Employee hereby acknowledges and agrees that he is bound by all of the Company’s employment policies applying generally to employees, as they may be adopted and/or modified by the Company from time to time in its sole discretion, and to the extent not inconsistent with this Agreement.
     14.3. Entire Agreement. Except with respect to the Company’s general employment policies: referenced in Paragraph 14.2 above, this Agreement constitutes the entire Agreement and understanding among the parties hereto with respect to the subject matter hereof and supersedes all prior and contemporaneous agreements, understandings, inducements and conditions express or implied, oral or written, of any nature whatsoever with respect to the subject matter hereof. Any such prior or other agreements or understandings between Company and Employee are hereby mutually terminated without any further rights or obligations of either party thereunder. This Agreement may not be modified or amended other than by an Agreement in writing signed by the party to be charged with such modification or amendment.
     14.4. Controlling Law. The parties acknowledge that this Agreement was negotiated, executed, and delivered in the State of Arizona, and further that this Agreement is effective upon acceptance by the Company at its principal place of business in Phoenix, Arizona. The parties agree that all questions relating to the validity, interpretation, and performance of this Agreement shall be governed by and construed, interpreted and enforced in accordance with, the substantive laws of the State of Arizona (without reference to choice of law principles except that giving effect to the parties’ express choice).
     14.5. Relationship Created. The relationship created by this Agreement shall be deemed and construed to be, and shall be, that of employer and Employee and not of any other type or nature.
     14.6. Attorneys’ Fees. Should any litigation or arbitration be commenced between the parties hereto concerning the terms of this Agreement, or the rights and duties of the parties hereto under this Agreement, the prevailing party in such litigation shall be entitled, in addition to such other relief as may be granted, to a reasonable sum as and for the prevailing party’s attorneys’ and experts’ fees.

     14.7. Provisions Separable. Except as specifically provided in that portion of Paragraph 9.5 hereof relating to the Construction of Restrictive Covenants, the provisions of this Agreement are independent of and separate and severable from each other, and no provision shall be affected or rendered invalid or unenforceable by virtue of the fact that for any reason any other or others of them may be invalid or unenforceable in whole or in part. Notwithstanding the foregoing, however, the obligations of a party shall become void if the material consideration for such obligations is or becomes invalid or unenforceable.
     14.8. Indulgences Not Waivers. Neither the failure nor any delay on the part of any party to exercise any right, remedy, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right, power, or privilege preclude any other or further exercise of the same or of any other right, remedy, power or privilege, nor shall any waiver of any right, remedy, power or privilege with respect to any occurrence be construed as a waiver of such rights, remedy, power, or privilege with respect to any other occurrence.
     14.9. Costs and Expenses. Each party hereto shall bear its own costs, including counsel fees and accounting fees, incurred in connection with the negotiation, drafting and consummation of this Agreement and the transactions contemplated thereby, and all matters incident thereto.
     14.10. Titles Not to Affect Interpretation. The titles of Sections, Paragraphs and Subparagraphs contained in this Agreement are for convenience of reference only, and they neither form a part of this Agreement nor are they to be used in construction or interpretation hereof.
     14.11. Interpretation of Agreement. This Agreement shall be interpreted according to the plain and ordinary meaning of its terms (unless specifically defined herein). This Agreement shall not be construed against any party on account of the identity of the person who drafted this Agreement or the relationship of any party to the person who drafted this Agreement.
(Signature Page to Follow)

     IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above, effective as of such date.

“COMPANY”

ONESOURCE TECHNOLOGIES, INC., a Delaware corporation

By:	/s/ Michael Hirschey

Its:	CEO

“EMPLOYEE”

/s/ Jon M. Thomason

JON M. THOMASON
(Signature Page of Jon Thomason Employment Agreement)